(As filed October 11, 2001)


                                                                File No. 70-9837


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 759
                               Dubuque, Iowa 52004

                               IES UTILITIES INC.
                              Alliant Energy Tower
                               200 First Street SE
                            Cedar Rapids, Iowa 52401

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                 (Name of top registered holding company parent)
             ------------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)
            ---------------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

    Barbara J. Swan, General Counsel            William T. Baker, Jr., Esq.
    Alliant Energy Corporation                  Thelen Reid & Priest LLP
    222 West Washington Avenue                  40 West 57th Street
    Madison, Wisconsin  53703                   New York, New York  10019

                                Kent Ragsdale, Managing Attorney
                                Alliant Energy Tower
                                Alliant Energy Corporate Services, Inc.
                                200 First Street SE
                                Cedar Rapids, Iowa  52401

     The Application/Declaration filed in this proceeding on January 22, 2001, as amended by Amendment No. 1, filed February 14, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned public-utility subsidiaries, Interstate Power Company ("IPC") and IES Utilities Inc. ("IESU"), request authorization for the merger of IPC into IESU (the "Merger") and for certain other transactions that are incidental thereto. Alliant Energy, IPC and IESU are collectively referred to herein as the "Applicants." The Merger will be governed by the Agreement and Plan of Merger, as amended, between IESU and IPC, dated as of March 15, 2000 ("Merger Agreement"), which is filed herewith as Exhibit B.

     On February 14, 2001, the Commission issued a notice of the filing of the Application/Declaration in this proceeding and an order authorizing IESU to solicit proxies from the holders of the outstanding shares of IESU's preferred stock ("Proxy Solicitation"), which were voted in favor of the Merger at a special meeting of shareholders held on April 23, 2001.1 The form of proxy statement used in the Proxy Solicitation is included in Exhibit C hereto.

     1.1  Background.
          ----------

     IPC was incorporated in 1925 under the laws of the State of Delaware. Currently, IPC is a public utility engaged principally in the generation, transmission, distribution and sale of electric energy. At December 31, 2000, IPC served approximately 169,000 customers in 234 communities in portions of 25 counties in northern and northeastern Iowa, portions of 22 counties in southern Minnesota, and portions of four counties in northwestern Illinois. IPC also served approximately 51,000 natural gas customers in 41 communities in Illinois, Minnesota and Iowa. At December 31, 2000, IPC owned interests in 12 principal fossil-fueled electric generating stations having a total generating capacity of 1,067.7 MW. IPC also owns approximately 2,600 miles of electric transmission lines and 222 substations. Its gas transportation and distribution system consists of approximately 91 miles of 4-inch to 20-inch pipelines and 916 miles of distribution mains. For the twelve months ended June 30, 2001, IPC had operating revenues of $380,047,374, of which $304,958,840 (approximately 80%) were derived from electric utility operations and $75,088,534 (approximately 20%) from gas operations. At June 30, 2001, IPC had total assets of $656,120,000, including property, plant and equipment net of accumulated depreciation totaling $527,135,000.

     IPC is subject to regulation as a public utility by the Iowa Utilities Board ("IUB"), the Minnesota Public Utilities Commission ("MPUC"), and the Illinois Commerce Commission ("ICC") as to its retail electric and gas rates, and by the Federal Energy Regulatory Commission ("FERC") as to wholesale electric rates.


-------------------
1    Alliant Energy Corporation, et al., Holding Co. Act Release No. 27346
     ---------------------------------
     (Feb. 14, 2001).

     IESU was incorporated in 1925 under the laws of the State of Iowa as Iowa Railway and Light Corporation. As of December 31, 2000, IESU provided retail electric service to approximately 347,000 customers in 525 communities and retail natural gas service to approximately 182,000 customers in 212 communities in Iowa, wholesale electric service to five customers, and steam for heat and industrial purposes in Cedar Rapids, Iowa. At December 31, 2000, IESU owned interests in 13 principal fossil-fueled generating stations and one nuclear generating station having a combined generating capacity of 1,945.7 MW. IESU also owns approximately 4,448 miles of electric transmission lines and 577 substations, substantially all of which are in Iowa. Its gas distribution system consists of approximately 139 miles of 4-inch to 10-inch pipelines and approximately 3,836 miles of distribution mains. For the twelve months ended June 30, 2001, IESU had operating revenues of $997,613,503, of which $697,649,623 (approximately 70%) were derived from electric operations, $267,735,564 (approximately 26.8%) from gas operations, and $32,228,316 (approximately 3.2%) from steam operations. At June 30, 2001, IESU had total assets of $1,793,929,000, including property, plant and equipment net of accumulated depreciation equal to $1,416,740,000.

     IESU is subject to regulation by the IUB with respect to its retail electric and gas rates and service and by the FERC with respect to its wholesale electric rates. IESU is also subject to regulation by the Nuclear Regulatory Commission.

     As a result of the three-way business combination in 1998 of IPC, IESU, and Wisconsin Power and Light Company ("WPL"), another wholly-owned public-utility subsidiary of Alliant Energy, the electric utility facilities of IPC, IES and WPL are operated as an interconnected and coordinated electric utility system. The electric generation facilities of IPC, IESU and WPL are jointly dispatched using the principles of economic dispatch. A System Coordination and Operating Agreement ("SCOA") on file at the FERC establishes the procedures for the dispatch of the generation facilities of IPC, IESU and WPL and the allocation of costs among them. Certain transmission services are available over their combined transmission systems at a single rate in accordance with an open access transmission tariff that has been filed with the FERC.

     1.2  Summary of Proposed Transaction.
          -------------------------------

     Under the terms of the Merger Agreement, IPC will be merged into IESU. Upon the consummation of the Merger, the surviving company will be renamed "Interstate Power and Light Company." As a result of the Merger, all of IPC's assets and liabilities will, by operation of law, become the assets and liabilities of IESU, and IESU (under its new name) will operate as an electric and gas utility company in portions of Iowa, Minnesota and Illinois.

     At the time of the Merger, each share of IPC common stock that is issued and outstanding or held in treasury immediately before the effective date of the Merger will be canceled without payment. Shares of IESU common stock issued and outstanding at the time of the Merger will be unaffected by the Merger and will remain outstanding as issued and outstanding shares of common stock of the surviving corporation.

     The Merger has been approved by a majority of the votes entitled to be cast by the holder of IESU common stock (all of which are held by Alliant Energy) and by the holders of a majority of the outstanding shares of each class of IESU preferred stock voting as individual classes. IESU currently has outstanding

366,406 shares of cumulative preferred stock, par value $50 per share, issued in three series (4.30%, 4.80% and 6.10%) ("IESU Preferred Stock"). In addition, an amendment to IESU's Amended and Restated Articles of Incorporation, as described below, that is necessary in order to consummate the Merger was approved by the holders of IESU's common stock and of each class of the IESU Preferred Stock, all voting as separate classes.

     The Merger has also been approved by the affirmative vote of holders of a majority of the outstanding IPC common stock (all of which are held by Alliant Energy) and IPC preferred stock entitled to vote, voting together as one class. IPC currently has outstanding 761,381 shares of cumulative preferred stock, par value $50 per share, issued in four series (4.36%, 4.68%, 7.76% and 6.40%) ("IPC Preferred Stock"). Because Alliant Energy beneficially owns 92.8% of the aggregate voting power of all IPC shareowners, its vote in favor of the Merger assured approval of the Merger by IPC's shareholders.

     At the time of the Merger, each share of IPC Preferred Stock will cease to be outstanding and will be converted into and become the right to receive one share of new Class A preferred stock ("New Class A Preferred Stock") of IESU, the surviving corporation, to be issued in series that will correspond with each series of the IPC Preferred Stock so converted. As indicated above, IESU's shareholders also approved an amendment to IESU's Amended and Restated Articles of Incorporation that authorizes the New Class A Preferred Stock. (See Exhibit A-3 hereto). The New Class A Preferred Stock will be issued in series and each series will have rights, designations and preferences that are substantially identical to the corresponding series of IPC Preferred Stock that are currently outstanding. The amendment only authorized enough shares of New Class A Preferred Stock (namely, 761,381 shares) as are necessary in order to carry out the exchange for the existing shares of IPC Preferred Stock.2

     Shares of IESU Preferred Stock issued and outstanding prior to the effective time of the Merger will be unaffected by the Merger and will remain outstanding as shares of preferred stock of IESU following the Merger. Under Iowa law (as applicable to IESU) and Delaware law (as applicable to IPC), holders of IPC Preferred Stock and/or IESU Preferred Stock will have the right to assert dissenters' rights and receive appropriate consideration for their shares.

     All debt currently issued and outstanding by IESU and IPC will remain outstanding after the Merger. As of June 30, 2001, IESU had a total of $692,740,000 of outstanding long term debt, which included $234,400,000 of collateral trust bonds, $51,000,000 of first mortgage bonds, $22,340,000 of pollution control obligations, $50,000,000 of subordinated deferrable interest debentures, and $335,000,000 of senior debentures, plus $28 million of capital lease obligations, which are classified as long-term debt for financial reporting purposes. As of June 30, 2001, IPC had a total of $173,150,000 of long term debt outstanding, which included $144,000,000 of first mortgage bonds and $29,150,000 of pollution control revenue bonds. IESU will assume all existing debt, liabilities and other obligations of IPC. Following the Merger, bondholders of the two companies will continue to be secured by the liens created under their respective mortgage indentures.


-------------------
2 IESU's shareholders also approved a second amendment to IESU's Amended and Restated Articles of Incorporation to change IESU's name to "Interstate Power and Light Company."

     The Merger has been structured to qualify for tax purposes as a tax-free "reorganization" under Section 368(a) of the Internal Revenue Code. As a result, no gain or loss will be recognized by IESU or IPC and the holders of IPC Preferred Stock who exchange their shares for shares of New Class A Preferred Stock will also not recognize any gain or loss. IPC and IESU expect that the Merger will qualify as a common control merger for accounting and financial reporting purposes. The accounting for a common control merger is similar to a pooling of interests. Under this accounting treatment, the combination of the ownership interests of the two companies is recognized and the recorded assets, liabilities, and capital accounts are carried forward at existing historical balances to the consolidated financial statements of IESU (as the surviving company) following the Merger.

     On a pro forma basis, giving effect to the Merger as of June 30, 2001, IESU will have total assets of approximately $2,449,982,000, including net utility plant of $1,937,620,000. IESU's pro forma consolidated capitalization as of June 30, 2001 (assuming conversion of all IPC Preferred Stock to New Class A Preferred Stock) will be as follows:

---------------------------------------- --------------------- -------
Common Equity                            $  795,203,000          44.7%
---------------------------------------- --------------------- -------
Preferred Stock                          $   53,908,000           3.0%
---------------------------------------- --------------------- -------
Long-term Debt (excl. current            $  867,316,000          48.8%
maturities)
---------------------------------------- --------------------- -------
Short-term Debt (incl.                   $   61,412,000           3.5%
current maturities and borrowings from
Utility Money Pool)
---------------------------------------- --------------------- -------
                 Total                   $1,777,839,000           100%
---------------------------------------- --------------------- -------

     The Merger is conditioned upon the receipt of all necessary regulatory approvals from various state utility commissions, the FERC, and this Commission. With the exception of the approval of the Commission, all regulatory approvals have been obtained (see Items 4 and 6).

     After consummation of the Merger, IESU (under its new name - Interstate Power and Light Company) will continue to provide electric and gas service to retail customers previously served by IPC under the same rates, terms and conditions as those previously applicable to service by IPC. Moreover, costs allocated to IPC's and IESU's customers will not change as a result of the Merger. Specifically, IESU and IPC intend that all generation-related costs that are allocated to IPC under the SCOA will not change as a result of the Merger. Consequently, IPC's retail customers receiving bundled electric service will not experience any rate changes solely due to the Merger. Fuel costs allocated to IPC under the SCOA and charged through appropriate fuel cost adjustment clauses in IPC's rates will not change as a result of the Merger. It is also expected that following the Merger, non-fuel costs previously allocated to IPC under the Alliant Energy system service company agreement will be allocated to IESU.

     1.3  Purpose and Effect of the Merger.
          --------------------------------

     By merging IPC into IESU, the Applicants will simplify the corporate structure of Alliant Energy's holding company system and reduce costs related to redundant reporting requirements. In addition, the Applicants believe that the Merger offers the following significant benefits to IESU and IPC and their respective stockholders, employees and customers:

     o Integration of Corporate and Administrative Functions--the Merger will consolidate certain administrative functions of IESU and IPC, thereby reducing non-labor corporate and administrative expenses. IESU and IPC also expect to realize savings by eliminating certain redundant maintenance contracts and eliminating some redundant operations personnel. In addition, some savings in areas such as regulatory costs, legal, audit and consulting fees are expected to be realized.

     o Maintenance of competitive rates--following the Merger, IESU (as the surviving company) will be better able to meet the challenges of the increasingly competitive environment in the utility industry than either IESU or IPC standing alone. The Merger will create the opportunity for financial and operational benefits for customers in the form of more competitive rates over the long term. The Merger also offers shareholders greater financial strength and financial flexibility.

     The Applicants believe that synergies from the Merger will generate cost savings which would not be available absent the Merger, with no adverse consequences for either customers or shareholders. Although there can be no assurances that such results will be achieved, preliminary estimates by the Applicants indicate that the Merger could result in potential net cost savings (that is, after taking into account the costs incurred to achieve such savings) of approximately $4.4 million during the ten-year period following the Merger. The Merger will not have any negative impact on competition or on effective local regulation. Accordingly, the Applicants believe that the Merger is in accordance with the applicable standards of the Act and the rules and regulations thereunder.

     1.4  Other Related Matters.
          ---------------------

     IESU and IPC participate with WPL and Alliant Energy Corporate Services, Inc., in the Alliant Energy system utility money pool arrangement ("Utility Money Pool") that is funded, as needed, through the issuance of commercial paper by Alliant Energy and surplus funds invested by the money pool participants (other than WPL). See File No. 70-9317; Holding Co. Act Release Nos. 26956 (Dec. 18, 1998) and 27304 (Dec. 15, 2000). IESU and IPC are currently authorized to incur short-term borrowings from Alliant Energy and each other under the terms of the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $150 million and $100 million, respectively, through the remainder of the current authorization period (June 30, 2004). As of June 30, 2001, IESU had approximately $42 million loaned to the Utility Money Pool and IPC had approximately $40 million in outstanding borrowings under the Utility Money Pool. Following the Merger, it is proposed that the limit on borrowings by IESU, as the surviving company, be increased to $250 million, which is equal to the sum of the current limits on borrowings by IPC and IESU.3 All other terms, conditions and limitations under the Utility Money Pool order will continue to apply without change.

     IESU and IPC are also currently authorized to issue and sell long-term secured and unsecured debt securities from time to time through June 30, 2004. IESU is authorized to issue and sell in one or more transactions any combination of collateral trust bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $200 million. See File No. 70-9375; Holding Co. Act Release Nos. 26945 (Nov. 25,
1998) and 27306 (Dec. 15, 2000). IPC is authorized to issue and sell in one or more transactions any combination of first mortgage bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $80 million. See File No. 70-9377; Holding Co. Act Release Nos. 26946 (Nov. 25, 1998) and 27305 (Dec. 15, 2000). Following the
Merger, it is proposed that IESU's long-term debt limitation in File No. 70-9375 be increased to $300 million.4 All other terms, conditions and limitations on IESU's authorization in File No. 70-9375 will continue to apply without change.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The total fees, commissions and expenses paid or incurred in connection with the Proxy Solicitation were approximately $206,518, as follows:

          Filing fee under 1934 Act         $  9,518

          Printing and mailing                20,000

          Proxy solicitation agent            15,000

          Attorneys fees and expenses         95,000

          Accountants fees and expenses       65,000

          Miscellaneous                        2,000
                                            --------

                   Total                    $206,518

     Other fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein, which consist primarily of attorneys' fees, are estimated at not more than $245,000.


-------------------
3 IPC's separate borrowing authorization under the Utility Money Pool order will expire effective upon its merger into IESU.

4 IPC's authorization in File No. 70-9377 will expire effective upon its merger into IESU.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General. Sections 6, 7, 9, 10, and 12 of the Act and Rules 43, 44,
              -------
45 and 54 thereunder are applicable to the transactions. The proposed transactions involve the merger of two wholly-owned public utility subsidiaries of Alliant Energy and certain other related transactions. The electric and gas utility operations of these two companies will be unaffected by the Merger. The Merger will allow the companies to achieve a greater level of coordination in both electric and gas operations and enable the companies to achieve greater economies in capital costs, among other benefits. In addition, the Merger will simplify the Alliant Energy corporate structure.

     Section 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitation. As indicated, the holders of IESU Preferred Stock were asked to approve the Merger and a related amendment to IESU's Amended and Restated Articles of Incorporation to authorize the New Class A Preferred Stock to be issued in the Merger. The designations, rights and preferences of each series of the New Class A Preferred Stock will be substantially identical to the corresponding series of IPC Preferred Stock for which it will be exchanged.

     3.2  Rule 54 Analysis. The transactions proposed herein are also subject to
          ----------------
Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

     Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently $355.5 million, or about 36.5% of Alliant Energy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income) for the four quarters ended June 30, 2001 ($972.7 million). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the personnel of Alliant Energy's domestic operating utilities to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable, as the proposed transaction does not involve the issuance of securities to finance an investment in any EWG.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     Various aspects of the Merger have been approved by the IUB, the ICC and the MPUC. In addition, IPC has made a notice filing with the ICC with respect to the transfer of its electric properties to IES. Copies of the petitions and notice to the IUB, the ICC and the MPUC are filed herewith as Exhibits D-1, D-2, D-3 and D-4. Copies of the approval orders issued by these commissions are filed as Exhibits D-5, D-6, and D-8 hereto.

     The Merger is also subject to approval by the FERC under section 203 of the Federal Power Act. On March 31, 2000, IESU and IPC filed a joint application with the FERC for approval of the Merger, and on July 7, 2000, the FERC issued its order approving the Merger. Copies of the joint application and FERC order are filed as Exhibits D-9 and D-10 hereto.

ITEM 5.   PROCEDURE.
          ---------

          The Applicants request that the Commission's Order with respect to the Merger be issued as soon as practicable and that such Order remain effective through January 31, 2002. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's orders and the date on which the orders are to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   -    EXHIBITS.
                    --------

          A-1 Amended and Restated Articles of Incorporation of IESU. (Incorporated by reference to Exhibit 3.5 of IESU's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, in File No. 0-4117-1.)

          A-2 Bylaws of IESU, as amended, effective as of January 30, 2001. (Incorporated by reference to Exhibit 3.6 to IESU's Annual Report on Form 10-K for the year ended December 31,
                    2000).

          A-3 Proposed Articles of Amendment to Amended and Restated Articles of Incorporation of IESU. (See Appendix D to Exhibit C).

          B Agreement and Plan of Merger, as amended, dated as of March 15, 2000, between IESU and IPC. (See Appendix A to Exhibit C).

          C Registration Statement on Form S-4 of IESU, as amended, including Proxy Statement/Prospectus to be used in connection with Merger. (Incorporated by reference to File No. 333-53846).

          D-1       Copy of Petition to the IUB. (Form SE - Paper Format).

          D-2 Copy of Petition to the ICC for approval of transfer of gas properties. (Previously filed).

          D-3       Notice to the ICC of transfer of electric properties.

          D-4       Copy of Petition to the MPUC. (Previously filed).

          D-5       Copy of Order of the IUB. (Previously filed).

          D-6 Copy of Order of the ICC approving transfer of gas properties.

          D-7       Deleted.5

          D-8       Copy of Order of the MPUC. (Form SE - Paper Format).

          D-9       Copy of Petition to the FERC. (Previously filed).

          D-10      Copy of Order of the FERC. (Previously filed).

          E Map of IESU and IPC Service Areas. (Form SE - Previously filed).

          F         Opinion of Counsel.

          G         Form of Federal Register Notice. (Previously filed).


     B.   FINANCIAL STATEMENTS.
          --------------------

          FS-1 Consolidated Balance Sheet of IES Utilities Inc., as of June 30, 2001. (Incorporated by reference to IES Utilities Inc.'s Quarterly Report on Form 10-Q for the six months ended June 30, 2001, File No. 0-4117-1).

          FS-2 Consolidated Statement of Income of IES Utilities Inc. for the twelve months ended June 30, 2001.

          FS-3 Consolidated Balance Sheet of Interstate Power Company, as of June 30, 2001.

          FS-4 Consolidated Income Statement of Interstate Power Company for the twelve months ended June 30, 2001.

          FS-5 Unaudited Pro Forma Combined Balance Sheet of IES Utilities Inc. (Interstate Power and Light Company), as of June 30, 2001.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The transaction that is the subject of this Application/Declaration does not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Such transaction will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has


-------------------
5 The transfer of IPC's electric properties to IES, as described in the Notice filed as Exhibit D-3, is permitted to take place without formal action by the ICC upon expiration of the statutory notice period.

prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration filed herein, as amended, to be signed on their behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION


                                        By: /s/    Edward M. Gleason
                                            ------------------------------------
                                        Name:   Edward M. Gleason
                                        Title:  Vice President-Treasurer and
                                                Corporate Secretary


                                        INTERSTATE POWER COMPANY


                                        By: /s/    Edward M. Gleason
                                            ------------------------------------
                                        Name:   Edward M. Gleason
                                        Title:  Vice President-Treasurer and
                                                Corporate Secretary


                                        IES UTILITIES INC.


                                        By: /s/    Edward M. Gleason
                                            ------------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer and
                                               Corporate Secretary

Date:  October 11, 2001

                               IES UTILITIES INC.
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                            For the Twelve Months Ended June 30,
                                                  2001                  2000
--------------------------------------------------------------------------------

OPERATING REVENUES:
  Electric utility                           $697,649,623          $639,758,928
  Gas utility                                 267,735,564           149,391,405
  Steam                                        32,228,316            25,450,610
  Other                                                 -               117,588
                                             ------------          ------------
                                              997,613,503           814,718,531
                                             ------------          ------------
--------------------------------------------------------------------------------

OPERATING EXPENSES:
  Electric production fuels                   100,333,922           102,793,490
  Steam production fuels                       21,319,652            15,213,856
  Purchased power                             128,877,756            73,250,680
  Cost of gas sold                            206,536,551            93,811,681
  Other operation                             171,560,510           169,103,008
  Maintenance                                  51,015,108            49,439,640
  Depreciation and amortization               109,441,295           103,788,392
  Taxes other than income taxes                45,390,982            48,114,600
                                             ------------          ------------
                                              834,475,776           655,515,347
                                             ------------          ------------
--------------------------------------------------------------------------------

OPERATING INCOME                              163,137,727           159,203,184
                                             ------------          ------------
--------------------------------------------------------------------------------

INTEREST EXPENSE AND OTHER:
  Interest expense                             47,709,827            47,461,635
  Interest expense - intercompany               3,692,521             2,347,226
  Interest income                              (4,116,389)           (7,044,009)
  Interest income - intercompany                 (914,511)                    -
  Dividend income                                  (9,816)              (10,245)
  Allowance for equity funds used
    during construction                        (1,073,536)             (482,956)
  Allowance for borrowed funds used
    during construction                        (3,014,605)           (1,562,665)
  Equity income from unconsolidated
    investments                                         -                (1,779)
  Other deductions                              1,748,879               427,501
                                             ------------          ------------
                                               44,022,370            41,134,708
                                             ------------          ------------
--------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                    119,115,357           118,068,476
                                             ------------          ------------
--------------------------------------------------------------------------------

INCOME TAXES                                   46,475,256            50,468,293
                                             ------------          ------------
--------------------------------------------------------------------------------

NET INCOME                                     72,640,101            67,600,183
                                             ------------          ------------
--------------------------------------------------------------------------------

PREFERRED DIVIDEND REQUIREMENTS                   914,376               914,376
                                             ------------          ------------
--------------------------------------------------------------------------------

EARNINGS AVAILABLE FOR COMMON STOCK          $ 71,725,725          $ 66,685,807
                                             ============          ============
--------------------------------------------------------------------------------

                            INTERSTATE POWER COMPANY
                     CONSOLIDATED BALANCE SHEET (Unaudited)
                               AS OF JUNE 30, 2001


ASSETS:
Property, plant and equipment:
Utility:
  Plant in service:
    Electric                                                     $  952,820,412
    Gas                                                              80,088,971
    Other                                                            15,105,164
                                                                 --------------
      Subtotal                                                    1,048,014,547
    Less - Accumulated depreciation                                (541,419,626)
                                                                 --------------
      Total net plant in service                                    506,594,921
  Construction work in progress                                      20,327,060
                                                                 --------------
      Total utility plant, net                                      526,921,981
Other property, plant and equipment, net                                212,781
                                                                 --------------
      Total property, plant and equipment                           527,134,762
                                                                 --------------

Current assets:
  Cash and cash equivalents                                           1,288,652
  Accounts receivable - customers                                     5,595,252
  Accounts receivable - other                                         1,712,899
  Unbilled utility revenues                                          10,177,689
  Current notes receivable                                              819,598
  Allowance for doubtful accounts (accounts receivable - customers)    (346,367)
  Intercompany receivables (accounts, notes, dividends, taxes, etc.)  1,033,208
  Income taxes receivable                                             1,656,649
  Production fuel, at average cost                                   16,217,519
  Materials and supplies, at average cost                             6,051,025
  Gas stored underground, at average cost                             1,884,328
  Regulatory assets                                                   5,631,256
  Restricted cash                                                       918,043
  Prepayments and other                                               3,334,295
                                                                 --------------
      Total current assets                                           55,974,046
                                                                 --------------

Investments:
  Cash surrender value - life insurance policies                      2,265,486
  Other                                                               4,896,111
                                                                 --------------
      Total investments                                               7,161,597
                                                                 --------------

Other assets:
  Regulatory assets                                                  64,520,519
  Non-current notes receivable                                          576,667
  Unamortized debt expenses                                           1,108,221
  Deferred charges and other                                           (356,169)
                                                                 --------------
      Total other assets                                             65,849,238
                                                                 --------------
                                                                 --------------
Total assets                                                     $  656,119,643
                                                                 ==============

                            INTERSTATE POWER COMPANY
               CONSOLIDATED BALANCE SHEET (Unaudited) (Continued)
                               AS OF JUNE 30, 2001


CAPITALIZATION AND LIABILITIES:
Capitalization:
  Common stock and additional paid-in capital                    $  142,880,189
  Retained earnings                                                  80,926,877
                                                                 --------------
      Total common equity                                           223,807,066
                                                                 --------------

  Preferred stock (optional sinking fund)                            10,819,050
  Preferred stock (mandatory sinking fund)                           24,768,940
  Long-term debt (excluding current portion)                        170,445,526
                                                                 --------------
      Total capitalization                                          429,840,582
                                                                 --------------

Current liabilities:
  Notes payable to associated companies                              39,851,613
  Capital lease obligation                                               13,814
  Accounts payable                                                    9,796,964
  Dividends payable - preferred                                         598,570
  Intercompany payables (accounts, notes, dividends, taxes, etc.)    11,688,974
  Accrued payroll and vacations                                       2,903,665
  Accrued interest                                                    2,506,255
  Accrued other taxes (property, payroll, etc.)                      13,333,190
  Environmental liabilities                                           1,112,000
  Current derivative liability                                        1,363,985
  Other current liabilities                                           2,389,438
                                                                 --------------
      Total current liabilities                                      85,558,468
                                                                 --------------

Deferred credits and other non-current liabilities:
  Accumulated deferred income taxes                                  92,639,793
  Accumulated deferred investments tax credit                        12,310,886
  Pension and other benefit obligations                               8,974,086
  Capital lease obligation                                               47,895
  Environmental liabilities                                          14,164,035
  Customer advances                                                     432,052
  Other                                                              12,151,846
                                                                 --------------
      Total long-term liabilities                                   140,720,593
                                                                 --------------
                                                                 --------------
Total liabilities and capitalization                             $  656,119,643
                                                                 ==============

                            INTERSTATE POWER COMPANY
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                            For the Twelve Months Ended June 30,
                                                  2001                  2000
--------------------------------------------------------------------------------

OPERATING REVENUES:
  Electric utility                           $304,958,840          $297,513,760
  Gas utility                                  75,088,534            41,409,493
                                             ------------          ------------
                                              380,047,374           338,923,253
                                             ------------          ------------
--------------------------------------------------------------------------------

OPERATING EXPENSES:
  Electric production fuels                    60,755,266            51,276,988
  Purchased power                              60,366,551            67,832,842
  Cost of gas sold                             54,298,625            24,620,448
  Other operation                              74,984,223            71,976,150
  Maintenance                                  16,767,352            17,881,602
  Depreciation and amortization                36,770,425            33,208,304
  Taxes other than income taxes                17,739,652            14,864,582
                                             ------------          ------------
                                              321,682,094           281,660,916
                                             ------------          ------------
--------------------------------------------------------------------------------

OPERATING INCOME                               58,365,280            57,262,337
                                             ------------          ------------
--------------------------------------------------------------------------------

INTEREST EXPENSE AND OTHER:
  Interest expense                             13,697,244            13,579,261
  Interest expense - intercompany               3,295,851             1,895,675
  Interest income                                (790,824)             (539,940)
  Allowance for equity funds used
    during construction                               566               276,180
  Allowance for borrowed funds used
    during construction                          (851,461)             (816,981)
  Other income                                 (1,578,783)           (1,540,163)
                                             ------------          ------------
                                               13,772,593            12,854,032
                                             ------------          ------------
--------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                     44,592,687            44,408,305
                                             ------------          ------------
--------------------------------------------------------------------------------

INCOME TAXES                                   15,564,426            17,433,475
                                             ------------          ------------
--------------------------------------------------------------------------------

NET INCOME                                     29,028,261            26,974,830
                                             ------------          ------------
--------------------------------------------------------------------------------

PREFERRED DIVIDEND REQUIREMENTS                 2,491,932             2,484,882
                                             ------------          ------------
--------------------------------------------------------------------------------

EARNINGS AVAILABLE FOR COMMON STOCK          $ 26,536,329          $ 24,489,948
                                             ============          ============
--------------------------------------------------------------------------------

                       INTERSTATE POWER AND LIGHT COMPANY
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                  JUNE 30, 2001
                                 (IN THOUSANDS)

                                                                     PRO FORMA
                                                                     ADJUSTMENTS  PRO FORMA
                                                 IESU        IPC    (SEE NOTE 1)   COMBINED
                                             ----------------------------------------------
ASSETS

PROPERTY, PLANT AND EQUIPMENT:
  Utility -
  Plant in service -
    Electric                                 $2,278,922  $  952,821  $        -  $3,231,743
    Gas                                         225,888      80,089           -     305,977
    Steam                                        59,554           -           -      59,554
    Common                                      164,146      15,104           -     179,250
                                             ----------------------------------------------
                                              2,728,510   1,048,014           -   3,776,524
    Less - Accumulated depreciation           1,449,731     541,419           -   1,991,150
                                             ----------------------------------------------
                                              1,278,779     506,595           -   1,785,374
    Construction work in progress                87,782      20,327           -     108,109
    Leased nuclear fuel, net                     44,137           -           -      44,137
                                             ----------------------------------------------
                                              1,410,698     526,922           -   1,937,620

  Other property, plant and equipment, net        6,042         213           -       6,255
                                             ----------------------------------------------
                                              1,416,740     527,135           -   1,943,875
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

CURRENT ASSETS:
  Cash and temporary cash investments             9,478       1,288           -      10,766
  Temporary cash investments with
    associated companies                         41,840           -           -      41,840
  Accounts receivable:
    Customer, net                                 9,975      15,427           -      25,402
    Associated companies                          1,528       1,034         (67)      2,495
    Other, net                                    8,521       1,713           -      10,234
  Production fuel, at average cost               11,022      16,218           -      27,240
  Materials and supplies, at average cost        24,302       6,051           -      30,353
  Gas stored underground, at average cost         7,187       1,884           -       9,071
  Regulatory assets                               6,306       5,631           -      11,937
  Prepayments and other                           2,805       6,727           -       9,532
                                             ----------------------------------------------
                                                122,964      55,973         (67)    178,870
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

INVESTMENTS:
  Nuclear decommissioning trust funds           115,558           -           -     115,558
  Other                                           6,281       7,162           -      13,443
                                             ----------------------------------------------
                                                121,839       7,162           -     129,001
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

OTHER ASSETS:
  Regulatory assets                             115,697      64,521           -     180,218
  Deferred charges and other                     16,689       1,329           -      18,018
                                             ----------------------------------------------
                                                132,386      65,850           -     198,236
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

TOTAL ASSETS                                 $1,793,929  $  656,120        ($67) $2,449,982
                                             ==============================================
-------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

                       INTERSTATE POWER AND LIGHT COMPANY
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                  JUNE 30, 2001
                                 (In thousands)

                                                                     PRO FORMA
                                                                     ADJUSTMENTS  PRO FORMA
                                                 IESU        IPC    (SEE NOTE 1)   COMBINED
                                             ----------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common stock                               $   33,427   $  34,221    ($34,221) $   33,427
  Additional paid-in capital                    279,042     108,659      34,221     421,922
  Retained earnings                             258,927      80,927           -     339,854
                                             ----------------------------------------------
  Total common equity                           571,396     223,807           -     795,203
  Cumulative preferred stock, not
    mandatorily redeemable                       18,320      10,819           -      29,139
  Cumulative preferred stock,
    mandatorily redeemable                            -      24,769           -      24,769
  Long-term debt (excluding current portion)    696,870     170,446           -     867,316
                                             ----------------------------------------------
                                              1,286,586     429,841           -   1,716,427
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Current maturities and sinking funds           21,560           -           -      21,560
  Capital lease obligations                      16,620          14           -      16,634
  Notes payable to associated companies               -      39,852           -      39,852
  Accounts payable                               29,996       9,797           -      39,793
  Accounts payable to associated companies       30,101      11,690         (67)     41,724
  Accrued interest                               14,303       2,507           -      16,810
  Accrued taxes                                  45,457      13,333           -      58,790
  Other                                          22,297       8,365           -      30,662
                                             ----------------------------------------------
                                                180,334      85,558         (67)    265,825
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:
  Accumulated deferred income taxes             212,330      92,639           -     304,969
  Accumulated deferred investment tax credits    23,607      12,310           -      35,917
  Environmental liabilities                      27,601      14,164           -      41,765
  Pension and other benefit obligations          25,162       8,974           -      34,136
  Capital lease obligations                      27,517          48           -      27,565
  Other                                          10,792      12,586           -      23,378
                                             ----------------------------------------------
                                                327,009     140,721           -     467,730
                                             ----------------------------------------------
-------------------------------------------------------------------------------------------

TOTAL CAPITALIZATION AND LIABILITIES         $1,793,929  $  656,120        ($67) $2,449,982
                                             ==============================================
-------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

                       INTERSTATE POWER AND LIGHT COMPANY

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements for the surviving company, Interstate Power and Light Company (IP&L), combine the historical consolidated balance sheets and statements of income of IES Utilities Inc. (IESU) and Interstate Power Company (IPC) as adjusted by various balance sheet pro forma adjustments identified in Note 1. Pro forma income statement adjustments were not required. We have included all material adjustments known to us at this time which impact the reporting periods shown.

These pro forma combined financial statements set forth the restated combined financial data that will be presented for future comparative financial data for the merged company. These statements are prepared on the basis of accounting for the merger as a common control merger and are based on the assumptions set forth in the notes hereto.

THE FOLLOWING INFORMATION IS NOT NECESSARILY INDICATIVE OF THE FINANCIAL POSITION OR OPERATING RESULTS THAT WOULD HAVE OCCURRED HAD THE MERGER BEEN CONSUMMATED ON THE DATE, OR AT THE BEGINNING OF THE PERIODS, FOR WHICH THE MERGER IS BEING GIVEN EFFECT NOR IS IT NECESSARILY INDICATIVE OF FUTURE OPERATING RESULTS OR FINANCIAL POSITION.